

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

COMMISSION FILE NUMBER 1-12149

CONSOLIDATED FREIGHTWAYS 401(K) PLAN

Consolidated Freightways Corporation
Incorporated in the State of Delaware
I.R.S. Employer Identification No. 77-0425334
16400 SE CF Way Vancouver, WA 98683
Telephone Number: (360) 448-4000

Financial Statements and Exhibits

Item 4: Plan Financial Statements and Schedule prepared in accordance with the financial reporting requirements of ERISA.

Consolidated Freightways 401(K) Plan statement of net assets available for benefits as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, together with reports of Independent Auditors.

The report of Arthur Andersen LLP (Andersen) covering the 2000 financial statements is a copy of a report previously issued by Andersen on June 26, 2001. We have not been able to obtain a re-issue from Andersen. Andersen has not consented in this Annual Report on Form 11-K to the incorporation by reference of its report into registration statements (No. 333-16851, 333-16835, 333-25167, 333-95859, 333-85775, 333-95861, 333-42456, 333-87892, 333-86716 and 333-86718). Because Andersen has not consented in this filing to the incorporation by reference of its reports in the aforementioned registration statements, it may be more difficult for you to seek remedies against Andersen and your ability to seek relief against Andersen may be impaired.

Exhibits: Consent of Independent Auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Consolidated Freightways Corporation Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Consolidated Freightways 401(K) Plan



July 15, 2002

Stephen D. Richards
Senior Vice President and General Counsel

CONSOLIDATED FREIGHTWAYS 401(k) PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Reports Thereon)

CONSOLIDATED FREIGHTWAYS 401(k) PLAN

December 31, 2001 and 2000

Index to Financial Statements and Schedule



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Compensation Committee
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statement of net assets available for plan benefits of the Consolidated Freightways 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets Held at End of Year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
June 24, 2002




ARTHUR ANDERSEN

Report of Independent Public Accountants

To the Compensation Committee of the
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Freightways 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Portland, Oregon
June 26, 2001

This report is a copy of a previously issued report by Arthur Andersen LLP and has not been reissued.

CONSOLIDATED FREIGHTWAYS 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value:		
Shares in registered investment companies	$ 82,831,416	$ 93,321,740
Common and collective trust funds	38,510,188	33,595,857
Corporate stock	6,807,076	5,269,157
Participant loans	9,166,808	8,917,919
Total investments	137,315,488	141,104,673
Employee contributions receivable	908,148	1,007,761
Net assets available for plan benefits	$ 138,223,636	$ 142,112,434

See accompanying notes to financial statements.

CONSOLIDATED FREIGHTWAYS 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions:	
Participant contributions	$ 22,027,398
Rollover contributions	389,003
Interest income	1,264,169
Total additions	23,680,570
Deductions:	
Distributions to participants	(8,284,180)
Net depreciation in fair value of investments	(19,155,849)
Transfers out to other plans	(129,339)
Total deductions	(27,569,368)
Net decrease	(3,888,798)
Net assets available for plan benefits:	
Beginning of year	142,112,434
End of year	$ 138,223,636

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Consolidated Freightways 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or Plan document for more complete information.

(a) General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was established effective May 1, 1993. The Plan was amended in 1997, changing the name from the CF MotorFreight Savings Plan, adding additional investment options and increasing the number of the loans available to each participant, among other changes. The overall responsibility for administering the Plan rests with the Consolidated Freightways Corporation Administrative Committee (the Committee) which is appointed by the Chief Executive Officer of Consolidated Freightways Corporation of Delaware (the Company). The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets.

The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of ERISA. The related trust is intended to comply with Section 501 of the Code.

Employees are eligible to participate in the Plan if they are covered by an eligible collective bargaining agreement and are not leased employees, nonresident aliens with no U.S.-source earned income or employees of a subsidiary that has substantially all of its operations outside the U.S., unless the employer makes contributions under the Federal Insurance Contributions Act on their behalf and they do not accrue benefits under any other tax-qualified plan to which the Company or any affiliate contributes. Certain supplemental employees are eligible after completing 1,000 hours of service during a twelve-month period.

(b) Contributions

An eligible employee may elect to contribute from 1% to 18% of compensation to the Plan, subject to certain Internal Revenue Service (IRS) limitations. Each participating employee may direct contributions into one or more of the twelve investment funds and the Company's common stock set up under the Plan. The Company makes no matching contributions for participants of the Plan.

(c) Participant Accounts

A separate account is maintained for each participant of the Plan. Participant contributions are credited to individual investment funds as directed by the participant. Net earnings of the individual investment funds are allocated to each participant's account based upon the value of the participant's fund balance in relation to the Plan's total fund balance.

(d) Vesting

Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

(Continued)

(e) Participant Loans

The Plan has a loan provision allowing participants access to funds in their accounts. Participants can have up to three loans outstanding at one time and may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) the participant's elective contributions, rollovers, and related earnings, (b) 45% of the participant's account, or (c) $50,000 reduced by the participant's highest aggregate loan balance within the preceding 12 months. Loans are secured by the participant's account balances. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a reasonable rate determined by the Committee. Loans outstanding at December 31, 2001 bear interest at rates ranging from 7.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

(f) Distributions to Participants

Participants become eligible for distribution upon termination of employment, disability, retirement, reaching age 59-1/2, or death. Distributions are payable in the form of (a) lump sum payments, (b) a series of substantially equal installments over a period certain not to exceed the life expectancy of the participant or the joint life expectancies of the participant and the participant's beneficiary, or (c) direct rollover into an eligible retirement plan.

(g) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all affected participants shall remain fully vested and nonforfeitable.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Valuation of Investments

The investments in T. Rowe Price registered investment companies and common and collective trust funds in the accompanying financial statements are stated at fair value. Fair value of shares in the registered investment companies is determined by quoted market price which represents the net asset value of shares held by the Plan. Shares of common and collective trust funds are valued at the net asset value per share, which approximates the fair value. Corporate stock is valued at its quoted market price. Participant loans are valued at cost.

The Plan invests in a variety of assets. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(Continued)

(c) *Income Recognition*

The difference in fair value from one period to the next is included in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits. The net depreciation in fair value of investments also includes realized gains and losses on sales of investments during the year.

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade date basis.

(d) *Distribution to Participants*

Benefit payments to participants are recorded upon distribution.

(e) *Administrative Expenses*

During 2001, all administrative expenses of the Plan were paid by the Company.

(f) *Estimates*

Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from these estimates.

(3) Investments

Investments (depreciated) appreciated in value during the year ended December 31, 2001 as follows:

Shares in registered investment companies	$	(19,712,777)
Common and collective trust funds		(1,002,013)
Corporate stock		1,558,941
	$	(19,155,849)

The following investments exceeded 5% of net assets at December 31:

		2001		2000
T. Rowe Price International Stock Fund	$	6,640,292	$	8,307,453
T. Rowe Price Growth Stock Fund		28,278,626		30,497,006
T. Rowe Price Science and Technology Fund		26,761,701		36,559,814
T. Rowe Price Equity Income Fund		18,014,073		16,632,272
T. Rowe Price U.S. Treasury Money Market Trust		13,738,579		11,269,947
T. Rowe Price Retirement Strategy Trust-Balanced		9,668,008		9,810,098

(Continued)

(4) Income Tax Status

The IRS has determined and informed the Company by letter dated November 2, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since this date. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(5) Related Party Transactions

Certain Plan investments are shares in funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

(6) Subsequent Event

Effective January 1, 2002, the Plan was amended to allow participants to defer up to 30% of their compensation into the Plan, subject to certain IRS limitations.

Schedule I

CONSOLIDATED FREIGHTWAYS 401(k) PLAN
EIN 94-1444797
Plan No. 004

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Shares in registered investment companies:		
* T. Rowe Price	International Stock Fund	$ 8,534,352	6,640,292
* T. Rowe Price	Growth Stock Fund	33,274,785	28,278,626
* T. Rowe Price	Small-Cap Value Fund	2,444,315	2,749,644
* T. Rowe Price	Mid-Cap Growth Fund	362,632	387,080
* T. Rowe Price	Science and Technology Fund	46,113,254	26,761,701
* T. Rowe Price	Equity Income Fund	18,148,720	18,014,073
	Common and collective trust funds:		
* T. Rowe Price	Equity Index Trust	7,039,618	6,589,916
* T. Rowe Price	Bond Index Trust	5,260,712	5,967,468
* T. Rowe Price	U.S. Treasury Money Market Trust	13,738,579	13,738,579
* T. Rowe Price	Retirement Strategy Trust-Balanced	8,607,828	9,668,008
* T. Rowe Price	Retirement Strategy Trust-Income Plus	878,334	916,286
* T. Rowe Price	Retirement Strategy Trust-Conservative Growth	1,674,397	1,629,931
	Corporate stock:		
* Consolidated Freightways Corporation	Common stock	9,176,305	6,807,076
	Participant loans:		
* Plan Participants	Participant loans receivable with interest rates from 7.00% to 10.50% and maturing through 2006	—	9,166,808
			137,315,488

* Represents a party-in-interest as of December 31, 2001.

Notes: Cost is calculated using the moving average cost method.

See accompanying independent auditors' report.



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Consent of Independent Public Accountants

The Board of Directors
Consolidated Freightways Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-16851, 333-16835, 333-25167. 333-95859, 333-85775, 333-95861, 333-42456, 333-87892, 333-86716 and 333-86718) on Forms S-8 of Consolidated Freightways Corporation of our report dated June 24, 2002, with respect to the statement of net assets available for plan benefits of the Consolidated Freightways 401(k) Plan as of December 31, 2001, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, and the related supplemental schedule of assets held at end of year as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Consolidated Freightways 401(k) Plan.

KPMG LLP

Portland, Oregon
July 12, 2002

